Exhibit 99.1

Annual Report under Fighting Against Forced Labour

and Child Labour in Supply Chains Act

April 3, 2024

Canada’s new modern slavery disclosure legislation, the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada) (the “Act”) came into force on January 1, 2024. It requires entities to publish an annual report describing the steps taken during the previous financial year to prevent and reduce the risk that forced labour or child labour be used at any step of the production of goods in Canada or elsewhere by the entity or of goods imported into Canada by the entity.

Nuvei Corporation (“Nuvei” or the “Corporation”) hereby informs you of the availability and delivery of its annual report (the “Supply Chain Transparency Report”) required pursuant to Section 11 of the Act for the financial year ended December 31, 2023 and advises you that Supply Chain Transparency Report is now available on Nuvei’s website. This notification is provided to you in accordance with Section 13(2) of the Act, which requires the Corporation, as an entity incorporated under the Canada Business Corporations Act, to deliver the Supply Chain Transparency Report to its shareholders along with its financial statements for the financial year ended December 31, 2023 (the “Financial Statements”), which are delivered to you through the use of notice-and-access on the date hereof. Please refer to the Corporation’s Notice of Annual Meeting of Shareholders and Notice of Availability of Proxy Materials for more information on how to access the Financial Statements.

How to access the Supply Chain Transparency Report

The Supply Chain Transparency Report is available on Nuvei’s website at investors.nuvei.com, under the Corporation’s profile on SEDAR+ at www.sedarplus.ca, as well as through the searchable catalogue on the Public Safety Canada website at www.publicsafety.gc.ca.